UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Manna, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of incorporation
    December 17, 2021

Physical address of issuer
103 South Lake Drive, Stamford, CT, 06903

Website of issuer
https://www.manna-app.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$618,000

Deadline to reach the target offering amount
December 16, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,360	$38,339
Cash & Cash Equivalents	$1,360	$38,339
Accounts Receivable	$0	$0
Short-term Debt	$31,657	$7,070
Long-term Debt	$207,035	$137,035
Revenues/Sales	$109,346	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($75,217)	($163,719)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript
EXHIBIT F: Testing The Waters Materials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 30, 2022

Manna, Inc



Up to $618,000 of Convertible Crowd Note

Manna, Inc, "Manna Cooking" ("Endeavour", "Endeavour", the "Company", "we", "us", or "our"), is offering up to $618,000 worth of Convertible Crowd Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 16, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 2, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $618,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.manna-app.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/offerings

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/manna.cooking and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Manna, Inc ("the Company") is a Delaware Corporation, incorporated on December 17, 2021.

The Company is located at 103 South Lake Drive, Stamford, CT, 06903.

The Company's website is [https://www.manna-app.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/manna.cooking and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$618,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	December 16, 2022
Use of proceeds	See the description of the use of proceeds on page 13
Voting Rights	See the description of the voting rights on pages 14

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Food and Grocery markets are an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Josh Abady, Rachel Abady and Guy Greenstein. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive Food and Grocery space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's cash position is relatively weak. The Company currently has only $1,180 in cash balances as of August 31, 2022. This equates to 0 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2020 for total principal approximately $149,242. The issued SAFEs have a $8,000,000 cap with a 20% discount.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2021 for total principal approximately $70,000. The issued SAFEs have a $4,000,000 cap with a 20% discount.

The Company has not filed a Form D for its SAFE offering from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The company has participated in a related party loan. The company has an outstanding promissory note from Guy Greenstein. See Section 5 in the reviewed financials.

The Company has outstanding liabilities. The Company owes Guy Greenstein $72,900 in remaining payments as of September 20, 2022 with 0% interest.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $77,845, an operating cash flow loss of $82,029, and liquid assets in cash of $1,360, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance, and increase information risk (indicating greater uncertainty on the future economic performance). This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

The Company does not have an employment contract in place with Guy Greenstein, the Chief Technology Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Guy were to leave Manna, Inc the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have an employment contract in place with Josh Abady, the Chief Executive Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Josh were to leave Manna, Inc the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have an employment contract in place with Rachel Abady, the Chief Marketing Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Rachel were to leave Manna, Inc the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

Noteholders are capped at their balance + 100% principal in an exit event, with no option to receive the amount had they converted. If the Company consummates a Change of Control prior to the full repayment or conversion of this Note, then, upon the closing of such Change of Control, Holder shall be entitled to be repaid (i) the Balance plus (ii) an additional amount equal to one hundred percent (100%) of the original Principal Balance. Noteholders would not be able to participate in the proceeds of the transaction on an as converted basis, and as a result would potentially receive a much lower distribution for their investment than shareholders of the Company.

Noteholders may receive a less favorable conversion price due to increases to the option pool in connection with the Next Financing. Increases to the option pool in connection with the Next Financing are excluded from the calculation of a conversion price, which may lead to noteholders getting a less favorable conversion price.

If an event that triggers conversion of the Convertible Notes has not occurred upon Maturity, the Notes will remain outstanding unless a principal majority of the Noteholders elect to demand repayment of the Notes. In the event that the Convertible Notes remain outstanding upon maturity, the Required Holders, defined as holders of Notes representing at least a majority of the principal of the Notes outstanding, may demand that the Company (i) repay the outstanding principal under the Convertible Promissory Note and (ii) pay any accrued interest thereon. In the event that Requisite Holders do not elect to demand repayment upon Maturity, the Notes will remain outstanding until the Requisite Holders elect repayment or there is an occurrence of event that triggers conversion (as defined in the Convertible Promissory Note). Please see the Convertible Promissory Note Subscription Agreement in the Data Room for additional detail.

Risks Related to the Securities

The Convertible Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Convertible Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Crowd Note. Because the Convertible Crowd Note have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Crowd Note have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of theConvertible Crowd Note may also adversely affect the price that you might be able to obtain for the Convertible Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Crowd Note that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Crowd Note reach their maturity date, investors (by a decision of the Convertible Crowd Note holders holding a majority of the principal amount of the outstanding Convertible Crowd Note) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Crowd Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Crowd Note. The Convertible Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Manna, Inc ("the Company") is a Delaware Limited Liability Company, organized on April 3, 2019 as Critical Mass Applications LLC and reincorporated as a Delaware Corporation on December 17, 2021 and changing the name to Manna, Inc.

The Company is located at 103 South Lake Drive, Stamford, CT, 06903.

The Company's website is https://www.manna-app.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/manna.cooking and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Business Plan

The company is building software that takes digital recipe content and makes it shoppable. Utilizing API integrations, Manna is building a back end network that links publishers, CPG brands, and online grocers. The goal is to upgrade the state of online recipes from content vehicles, to actionable data driven content with integrated on-demand ecommerce.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
   ● If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
   ● If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000 towards offering expenses; and
   ● If the Company raises the Maximum Amount, it will use 8.17% of the proceeds, or $122,500, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised

ProductDev	10%	10%	10%
Operations	40%	40%	35%
Key Hires	10%	10%	25%
BusDev	30%	30%	20%
Fundraising fees	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Josh Abady	CEO	Oversee daily operations for the company
Rachel Abady	CMO	Oversee all marketing and advertising for the company
Guy Greenstein	CTO	Oversee all technology and updates for the company

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
SAFE	$149,242	N/A	N/A	SAFE's may be subject to conversion during this round	N/A	N/A
SAFE	$70,000	N/A	N/A	SAFE's may be subject to conversion during this round	N/A	N/A

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by David Greenstein and Guy Greenstein.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Greenstein	Common	20.5%
Guy Greenstein	Common	20.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Critical Mass Application LLC was formed on April 3, 2019, in the state of Delaware. The financial statements of Critical Mass Application LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stamford, Connecticut.

Critical Mass Application LLC is a B2B online company that focuses on food/recipes and the attendant revenue generation from grocery ordering and delivery.

Critical Mass Applications LLC converted from a Delaware Limited Liability Company to a Delaware Corporation on December 17, 2021. During the conversion they changed their name to Manna, Inc.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $38,339 in cash on hand as of December 31, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Convertible Crowd Notes are being offered with a valuation cap of $10,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE	12/1/2020	Reg CF	SAFE	$149,242	Funding continuing operations
SAFE	7/14/21	Reg D	SAFE	$70,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Convertible Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Crowd Notes sold in this Offering will convert will be:

- At a discount of 30% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Crowd Notes plus accrued unpaid interest, or the amount of stock the Convertible Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

15

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Crowd Notes accrue an annual interest rate of 6% for 24 Months..

The securities into which the Convertible Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The Convertible Crowd Notes in the Regulation D offering convert under similar terms to the Convertible Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution
Even once the Convertible Crowd Notes converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On November 15, 2021, David Greenstein (Board Member and 32% shareholder) loaned the company $100,000 with no interest and a maturity date of August 8, 2022.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Crowd Notes. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

x Josh Abady x
_____
(Signature)

Josh Abady
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

x Josh Abady x
_____
(Signature)

Josh Abady
_____
(Name)

CEO
_____
(Title)

September 30, 2022
_____
(Date)

x Rachel Abady x
_____
(Signature)

Rachel Abady
_____
(Name)

CMO
_____
(Title)

September 30, 2022

x Guy Greenstein x
_____
(Signature)

Guy Greenstein
_____
(Name)

CTO
_____
(Title)

September 30, 2022

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

CRITICAL MASS APPLICATIONS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Critical Mass Application LLC
Stamford, Connecticut

We have reviewed the accompanying financial statements of Critical Mass Application LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 9, 2022
Los Angeles, California

CRITICAL MASS APPLICATIONS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,360	$	38,339
Total Current Assets		**1,360**		**38,339**
Total Assets	**$**	**1,360**	**$**	**38,339**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	7,070
Credit Cards		-		-
Promissory Notes		31,400		-
Other Current Liabilities		257		-
Total Current Liabilities		**31,657**		**7,070**
Simple Agreement for Future Equity (SAFEs)		207,035		137,035
Total Liabilities		**238,692**		**144,105**
MEMBERS' EQUITY				
Members' Equity		(237,332)		(105,766)
Total Members' Equity		**(237,332)**		**(105,766)**
Total Liabilities and Members' Equity	**$**	**1,360**	**$**	**38,339**

See accompanying notes to financial statements.

CRITICAL MASS APPLICATIONS LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 109,346	$ -
Cost of Goods Sold	-	-
Gross profit	109,346	-
Operating expenses		
General and Administrative	102,621	160,411
Research and Development	77,911	-
Sales and Marketing	6,659	3,307
Total operating expenses	187,191	163,719
Operating Income/(Loss)	(77,845)	(163,719)
Interest Expense	-	-
Other Loss/(Income)	(2,629)	-
Income/(Loss) before provision for income taxes	(75,217)	(163,719)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (75,217)**	**$ (163,719)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ (1,569)
Capital Contribution	60,421
Capital Distribution	(900)
Net income/(loss)	(163,719)
Balance—December 31, 2020	$ (105,766)
Capital Distribution	(56,350)
Net income/(loss)	(75,217)
Balance—December 31, 2021	$ (237,332)

See accompanying notes to financial statements.

CRITICAL MASS APPLICATIONS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(75,217)	$	(163,719)
Changes in operating assets and liabilities:				
Accounts Payable		(7,070)		7,070
Credit Cards		-		(1,569)
Other Current Liabilities		257		-
Net cash provided/(used) by operating activities		**(82,029)**		**(158,217)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		60,421
Capital Distribution		(56,350)		(900)
Borrowing on Promissory Notes and Loans		31,400		-
Borrowing on SAFEs		70,000		137,035
Net cash provided/(used) by financing activities		**45,050**		**196,557**
Change in Cash		(36,979)		38,339
Cash—beginning of year		38,339		-
Cash—end of year	**$**	**1,360**	**$**	**38,339**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Critical Mass Application LLC was formed on April 3, 2019, in the state of Delaware. The financial statements of Critical Mass Application LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stamford, Connecticut.

Critical Mass Application LLC is a B2B online company that focuses on food/recipes and the attendant revenue generation from grocery ordering and delivery.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from B2B online marketplace that focuses on food/recipes and the attendant revenue generates from grocery ordering and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $6,659 and $3,307, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Tax Payable	257	-
Total Other Current Liabilities	$ 257	$ -

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
David Greenstein	30.9%
Guy Greenstein	30.9%
Joshua Samuel Abady	12.6%
Rachel Nina Abady	10.8%
Graj & Gustavsen LLC	9.7%
Alexander Thomas Margaritas	1.7%
Others	3.50%
TOTAL	**100.0%**

5.   DEBT

Promissory Notes & Loans

During 2021, the Company entered into a promissory note. The details of the Company's note, and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -David Greenstein	$ 100,000	0.00%	11/12/2021	8/9/2022	$ -	-	$ 31,400	$ -	$ 31,400
Total					$ -	$ -	$ 31,400	$ -	$ 31,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$	31,400
2023		-
2024		-
Thereafter		-
Total	$	**31,400**

CRITICAL MASS APPLICATIONS LLC

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, | |
				2021	2020
Safes issued on WeFunder platform	Fiscal Year 2020	$ 8,000,000	20%	$ 137,035	$ 137,035
Safes 2021	Fiscal Year 2021	$ 4,000,000	20%	$ 70,000	$ -
Total SAFE(s)				**$ 207,035**	**$ 137,035**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor Equity Financing Units or (at the Company's election) Shadow Financing Units, if applicable, equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company Common Units equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

6. RELATED PARTY

On November 12, 2021, the Company entered into a Senior Promissory Note agreement with David Greenstein, the co-founder and chairman of the board, in the amount of $100,000. The unpaid principal shall be payable in quarterly installments of $50,000.00, beginning on February 09, 2022, and ending August 9, 2022. As of December 31, 2021, the outstanding balance of the note is $31,400,

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 9, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company has been converted from LLC into a Corporation and changed the name to Manna Inc. The total number of shares in which the corporation is authorized to issue is 11,000,000 with a par value of $0.0001.

During 2022, the Company issued five Simple Agreements for Future Equity ("SAFE") in the amount of $180,000. The valuation cap is set to $10,000,000 and the discount rate is 70%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $77,845, an operating cash flow loss of $82,029, and liquid assets in cash of $1,360, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
Investor Deck

UNLOCK YOUR RECIPES WITH MANNA



manna



DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


by EatSunny
Salmon with Baked Risotto and Green Beans
Baking your risotto is a time saver and kitchen game changer! Try it yourself.
10 mins
Medium
Moderate
191
Pass
Add to CookBook
Like

THE MANNA MISSION

We believe that cooking at home should be easy for everyone.

We started Manna three years ago on a mission to change the way people discover, cook and shop for food.

WHAT WE’RE SOLVING

EVERYONE IS SHOPPING

Over 60% of Americans use recipes as their starting point to buy groceries (Source: Chicory).

Currently, consumers find a recipe online, navigate to a different site to buy ingredients and manually select each item.

Manna makes everything happen on one website. We’re the link between recipe content and actual ingredients.

We standardize recipes using proprietary data structures so that any recipe is automatically shoppable.





Thai Panang Curry
Pesto a la Pasta de Cocina
Hawaiian Barbeque Pineapple
Chile Steak Soup
Swap
Swap
5:47
App Store
by EatSunny
Salmon with Baked

MANNA 1.0

THE APP FOR ALL HOME COOKS

PEOPLE LOVE MANNA



- 3.8k downloads in 60 days before B2B pivot; 54% MoM user growth (April-May 2022)
- Voted the #1 Product of the Day on Product Hunt on May 16, 2022
- ★★★★★
  TMowreen, 12/07/2021
  This is exactly what I needed
  I used to be a hopeless 27 year old man child who couldn't tell you how to boil pasta. Then, Manna Cooking App came out. I'm still exactly the same, but now I won't have to tell you — it's in the app. Jokes aside, this is exactly as advertised, a quick and easy way to get the recipe you want without improving your speed reading skills. Save your faves in the cookbook, check out new tasty food, at least now I know I really am the only thing standing in my own way.







VEGETARIAN TIMES
"This Genius App Basically Grocery Shops for You"



Product Hunt
"Tinder-style recipe app that grocery shops for you"

Clean Eating
"Manna Cooking is the Coolest New App for Home Cooks with Recipes for Every Diet"

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



PARTNERSHIPS & COLLABORATIONS



Chefs
- [Celebrity Chef David Burke](#): Award-winning chef, restaurateur and media personality
- [Brynn Gibson](#): Chef, recipe developer and finalist on *Hell's Kitchen Young Gun* with Gordon Ramsay



Food YouTubers
- [Internet Shaquille](#) (543k subscribers)
- [Senpai Kai](#) (687k subscribers)



Influencers & Creators
- [Emily Fedner](#) (131k IG followers)
- [Lucie B. Fink](#) (411k Tik Tok followers)



CPG Brands
- [Bamboozle Homewares](#): Sustainable kitchenware and recipes
- [Eat Sunny](#): Delivery meal kit service and recipe developer
- [Rooted Fare](#): Modern Chinese-American snacks and starter sauces



THE BIGGER B2B OPPORTUNITY

Imagine a world where you can shop for ingredients directly from your favorite recipe sites? With Manna, you can.

STEP 1 Find a recipe

STEP 2 Manna aggregates ingredient data

STEP 3 Ingredients are added to consumer carts







11:18
bbc.co.uk
FOOD
All Food
Discover recipes
Greek salad with crispy feta
11 ratings
Rate this recipe
Preparation time
less than 30 mins
Cooking time
less than 10 mins

11:20
ADD INGREDIENTS
STEP 6 OF 11
Save
Step 6 of 11
Ingredients
olive oil
1 tsp
red wine vinegar
1½ tsp
dried oregano
plus extra to serve
½ tsp
garlic clove
crushed
1
red onion
finely sliced
1

11:19
SHOP
Add selected items to cart
Main ingredients
Clear all
Products may contain allergens. Read labels, warnings, and directions for more information.
1 Teaspoon Red wine vinegar
Amazon Brand - Happy Belly Red Wine Vinegar, Kosher, 16 Fl Oz
$0.99 ($0.06/Fl Oz)
1
Swap
1 Teaspoon Dried oregano
Simply Organic Oregano Leaf Cut & Sifted Certified Organic, .75 oz Container
$4.29 ($5.72/Ounce)
1

7

MANNA 2.0

THE TECH SOLUTION FOR BRANDS

We're here to improve the next wave of consumer behavior and make the daily act of feeding yourself, better.

For publishers this means: recipe standardization across all their websites, new revenue streams, and rich data on which recipes and ingredients are best serving their customers.


SAVE YOUR SPOT

TARGET MARKET

Total Addressable Market
260 million+ Americans visiting top recipe sites monthly

Serviceable Addressable Market
45 million+ Americans using recipes to grocery shop online

Serviceable Obtainable Market
6 million+ Consumers that can be instantly shopping using Manna monthly


TAM
260 MILLION+
bon appétit
allrecipes
food
network
delish
SAM
45 MILLION+
SOM
6 MILLION+

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



WHY PUBLISHERS NEED MANNA

Manna empowers shoppers to do everything from their favorite websites.

Find recipes, click a button and order ingredients to your door.

Manna also gives publishers precise data on the performance of recipes so they can better serve customer segments, and better target their content.

MANNA ENHANCES PARTNERSHIPS

With Manna technology, publishers can drive direct sales

CPG brands pay $150-300k+ to partner with recipe publishers in order to drive brand awareness with no way to track how many units are being sold. We solve that problem.

For example, if a publisher partners with Heinz, Manna can make any recipe with the word "Ketchup," auto-fill carts with Heinz Ketchup.

Manna is the connective tissue between Publishers, Grocers, CPG brands, and Consumers. Everybody wins.





Logos represent potential partners

HOW THE MANNA MAGIC WORKS



MANNA HAS POWERFUL DATA

Online recipes are inconsistent and often have no data structure behind them. The words you see are just text on screen.

Manna standardizes everything about a recipe. We deconstruct it into individual ingredients, units of measure, prep style, prep time, cook time and more. We then build it back up into content that is data rich and instantly shoppable.

LEAD THE FUTURE OF ECOMMERCE WITH MANNA







Convenience is a top consideration for online grocery shoppers (Source: Chicory)





Food delivery apps are massively popular, but expensive. Meal kits are convenient but have limited options.




Manna allows any person with a computer to instantly shop any recipe.




As convenient as a meal kit, as easy as food delivery – but with any recipe in the world.



MILESTONES

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



2022

Q4 2021
App Launch

Q1 2022
Launched In-App
Grocery Shopping

Q2 2021
Interplay
Incubator

Q2 2022
Voted #1 App
on Product Hunt

Q1 2021
Chef David
Burke

Q3 2022
Hit 8K
Downloads

2021

14



2022

Q3 2022
Fundraising
Prep; B2B
Dev

Q4 2022
Complete
Fundraising;
Partnership
Negotiations

Q4 2022
Secure Flagship
Partner; Complete B2B
V1

2023

Q2 2023
Manna Shopping
Integration Live;
Secure Additional
Partners

Q1 2023
Begin Manna
Implementation;
Generate Revenue

ROADMAP

WHY MANNA?

We know about the recipe space.

THE FOUNDERS



Josh Abady, CO-FOUNDER | CEO
Professional poker player. Chess instructor and math teacher. Johns Hopkins University graduate. Fluent in Chinese and Hebrew.



Rachel Abady, CO-FOUNDER | CMO
Editor and strategist for: HuffPost, NYT, Vox Media, Red Bull, Bustle, Atlas Obscura and more. Barnard College, Columbia University graduate. Fluent in Spanish.



Guy Greenstein, CO-FOUNDER | CTO
Built Manna from scratch. Physicist, electrical engineer, software developer and data expert. CU Boulder graduate. Native Hebrew speaker.



David Greenstein, CO-FOUNDER | CHAIRMAN
Serial entrepreneur with over 40 years experience. Founder & CEO of Wonder Brands.

THE ADVISORY BOARD



Publisher Executives

Wendi Cassuto
SVP, Partnerships @ LIVENow

Sergei Kuharsky
EVP, Digital @ BBC Studios

Tech Founders

Karolina Starczak
Co-Founder, CEO @ Nutrimedy

Mario Nelson
Chief Growth Officer @ ProMD Health



Chefs & Restaurateurs

Nick Martschenko
Chef, Owner @ South End Restaurant

Ashton Keefe
Chef, Food Stylist, Entrepreneur



Marketing & Branding Experts

Heather Mee
CMO @ Delta Galil Premium Brands

Robert Davis
EVP, Strategy @ PJA

SUMMARY






Our Tech
- We built the Manna technology, business, and brand from the ground up
- Our proprietary data structures standardize any recipe to make it shoppable

Traction

- We hit #1 on the Product Hunt daily charts on May 16th and #5 overall for that week
- Over 3.8k new downloads in the 60 days before the pivot to B2B (April-May 2022)
- Active partnerships with influencers, CPG brands and a celebrity chef

Use of Funds

- Scale our team in order to convert Manna's core recipe technology to a B2B web based product
- Target to secure our first major B2B partners early 2023



B2B Opportunity

- B2B scale and revenue potential eclipses the app market. But we never abandoned our north star.
- Our goal is to make any recipe you see online frictionlessly shoppable.





CHECK US OUT

Josh Abady | Co-Founder, CEO   **Rachel Abady** | Co-Founder, CMO



DOWNLOAD THE APP



INSTAGRAM



PRODUCT HUNT



WEBSITE

EXHIBIT D

PDF of SI Website


UNLOCK YOUR
RECIPES WITH
MANNA
manna
2022

DOWNLOAD

Manna Cooking

Technology helping users discover recipes and shop for ingredients – all in one place.

Edit Profile

Follow

$1,000	Convertible Note
Minimum	Security Type

INVEST IN MANNA COOKING

Time Left 63d : 08h : 57m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.manna-app.com

Share:

Manna Cooking is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Voted the #1 new product across all of Product Hunt on May 16, 2022

> Launched user app in December 2021 and achieved over 3.8k downloads from April-May 2022 with 54% MoM growth; and began pivot to B2B in June 2022

> Technology built in-house by Co-Founder & CTO, with a proprietary method for structuring and standardizing recipes

> Partnership with celebrity chef David Burke; and collaborations with prominent content creators including Internet Shaquille (537k YouTube subscribers), Senpai Kai (598k YouTube subscribers), Lucie B. Fink (390k TikTok Followers), and Emily Fedner (130k followers)

> Graduates of Interplay Ventures, an incubator program and VC firm whose investments include companies such as Coinbase and Warby Parker

Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Convertible Note

> Target Minimum Raise Amount: US $200,000

> Offering Type: Side by Side Offering

Manna unlocks the power of recipes through rich data. We aim to make any recipe in the world instantly shoppable with just one click.

———

Manna started in 2019 as our CTO was sitting in the kitchen with his mom, a vegan Kosher private chef, as she manually edited family recipes to meet her clients' needs with sticky notes and cookbook scribbles. He looked for an app to help her organize herself, but didn't find anything good enough. Despite a plethora of food apps, not one allowed her to: upload her own recipes, swap out ingredients, save and organize her own versions, or share recipes with her clients and friends.

From this experience, Manna was born.

From this experience, Manna was born.

The founders came together to solve these needs for anyone in the world with a kitchen. They set out to create one app where consumers could easily find their favorite recipes, customize the ingredients to meet any dietary or lifestyle needs, instantly shop for the ingredients with one click, and share with others in the Manna community.

In June 2022, the Manna founders realized there was a bigger opportunity. The online grocery market is a rapidly growing space that was accelerated by the pandemic. US online grocery sales are projected to reach over $110B in 2022. This market is new, and accounts for less than 15% of the $880B US grocery market.

The starting points for most online grocery shoppers are recipes from their favorite brands. And with Manna's technology, recipes can be the end point too. Manna closes the loop so that any shopper can easily buy the ingredients for their favorite recipes directly from the recipe website.

By closing this shopping loop, we create a win-win-win scenario for brands, grocers, and shoppers. For brands, we can increase revenue by retaining traffic on their site and driving affiliate sales. For grocers, we increase order volume by removing friction in the shopping process, preventing drop-off. and abandoned carts. And for consumers, we save time and create a 21st century shopping experience.

Gallery







Public Overview Video.

Media Mentions

   

 

The Team

Founders and Officers



Josh Abady

CEO

Josh is an NYC native and a Johns Hopkins University graduate. He's a former professional poker player, chess instructor and math teacher. Josh is fluent in Chinese and Hebrew.





Rachel Abady

CMO

Rachel is a NYC native and a Barnard College, Columbia University graduate. She's an editor and strategist with over a decade of experience working for AOL, HuffPost, NYTimes, Vox Media, Red Bull Media House, Bustle Digital Group, Atlas Obscura and more.



Guy Greenstein

CTO

Guy is a physicist, electrical engineer, software developer and data expert. He built Manna from scratch. Guy is a CU Boulder graduate and native Hebrew speaker.



David Greenstein

CHAIRMAN OF THE BOARD

Serial entrepreneur with over 40 years experience. Founder & CEO of Wonder Brands.

Notable Advisors & Investors



Greg Parsons

Investor, CEO, Semper Capital Management



Antony Greenstein

Investor, Managing Director at JWM Asia Holdings Limited



Ashton Keefe

Advisor, Chef & Entrepreneur



Karolina Starczak

Advisor, Founder & CEO



Nick Martschenko

Advisor, Chef & Restaurant
Owner



Robert Davis

Advisor, Branding Executive



Heather Mee

Advisor, Marketing Executive

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000

Key Terms

Security Type:	Convertible Note

Additional Terms

Custody of Shares	Investors who invest less than $50K will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Offline Investments Counting Towards Escrow	The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $180,000 has been raised prior to the launch of the SeedInvest campaign, with $70,000 of that counting towards the escrow amount. The earliest investment counted towards the escrow target was made on April 7, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.
Closing conditions:	While Manna Cooking has set an overall target minimum of US $200,000 for the round, Manna Cooking must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Manna Cooking's Form C.
Regulation CF cap:	While Manna Cooking is offering up to US $1,500,000 worth of securities in its Seed, only up to US $618,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds

If Minimum Amount Is Raised



- Product Development
- Operations
- Key Hires
- Business Development/B2B Partnerships
- Fundraising Fees/Legal

If Maximum Amount Is Raised



- Product Development
- Operations
- Key Hires
- Business Development/B2B Partnerships
- Fundraising Fees/Legal

Investor Perks

$5,000 - $9,999

- One time 30 minute zoom meeting with the Manna founders

- Manna mug and other Manna branded swag

$10,000 - $49,999

- Semi-annual town hall meetings with company management for the next two years

- Early access to new Manna features/B2B development

- All perks in previous tiers

$50,000 - $99,999

- Semi-annual strategy calls with management

$50,000 - $99,999

• Semi-annual strategy calls with management

• Private dinner at a restaurant owned by Manna advisors

• All perks in previous tiers

$100K+

• Direct phone line access to Manna's CEO

• All perks in previous tiers

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Manna Cooking's prior rounds by year.



Pre-Seed

Round Size	US $149,242
Closed Date	Dec 1, 2020
Security Type	SAFE Note
Valuation Cap	US $8,000,000

Advisors, Friends and Family

Round Size	US $70,000
Closed Date	Jul 14, 2020
Security Type	SAFE Note
Valuation Cap	US $4,000,000

Market Landscape



Market Size for Online Grocery in USA 2019-2025

For the purposes of illustrating market size, the graph above highlights the size and growth of the online grocery market, which is core to Manna's offering. With our B2B pivot; however, Manna is positioning itself at the intersection of 3 main touchpoints: Publishers/CPG, grocers, and consumers. By making recipes shoppable with brands automatically placed in carts, we can enable CPG companies to drive more sales and publishers to derive more revenue from their partnerships as shopping destinations, not just content destinations. For the consumer, this means a more frictionless experience to go from finding a recipe to ordering the ingredients.

This intersection gives Manna flexibility in building out income streams. As partnerships are formed and order volume increases, the underlying technology that makes recipes shoppable can gain leverage at both the discovery and transaction points in the consumer experience.

Manna thinks this transition to shoppable recipes is the next paradigm shift in food ecommerce. Around the web you'll see press releases from major players like Instacart and Delish.com, forming partnerships to make shoppable recipes. Yet on the top recipe sites, you'll be hard pressed to find a single recipe that can be automatically shopped. Why is this the case? Simply put, because it's a massive technical challenge. Recipes are inconsistent, each created by different chefs and developers. Supermarket offerings regularly shift. And media companies often feature multiple recipe sites in their portfolio, making standardization even more difficult.

Publishers, grocers, and data companies didn't build their technology specifically to make recipes shoppable. We did and believe this is Manna's primary moat/competitive advantage. Our goal is to enable recipe publishers to actually offer shoppability to their consumers on a wide scale.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Food and Grocery markets are an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Josh Abady, Rachel Abady and Guy Greenstein. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive Food and Grocery space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's cash position is relatively weak. The Company currently has only $1,180 in cash balances as of August 31, 2022. This equates to 0 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2020 for total principal approximately $149,242. The issued SAFEs have a $8,000,000 cap with a 20% discount.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2021 for total principal approximately $70,000. The issued SAFEs have a $4,000,000 cap with a 20% discount.

The Company has not filed a Form D for its SAFE offering from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The company has participated in a related party loan. The company has an outstanding promissory note from Guy Greenstein. See Section 5 in the reviewed financials.

The Company has outstanding liabilities. The Company owes Guy Greenstein $72,900 in remaining payments as of September 30, 2022 with

The Company has outstanding liabilities. The Company owes Guy Greenstein $72,900 in remaining payments as of September 30, 2022 with 0% interest.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $77,845, an operating cash flow loss of $82,029, and liquid assets in cash of $1,360, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance, and increase information risk (indicating greater uncertainty on the future economic performance). This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

The Company does not have an employment contract in place with Guy Greenstein, the Chief Technology Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Guy were to leave Manna, Inc the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have an employment contract in place with Josh Abady, the Chief Executive Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Josh were to leave Manna, Inc the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have an employment contract in place with Rachel Abady, the Chief Marketing Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Rachel were to leave Manna, Inc the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

Noteholders are capped at their balance + 100% principal in an exit event, with no option to receive the amount had they converted. If the Company consummates a Change of Control prior to the full repayment or conversion of this Note, then, upon the closing of such Change of Control, Holder shall be entitled to be repaid (i) the Balance plus (ii) an additional amount equal to one hundred percent (100%) of the original Principal Balance. Noteholders would not be able to participate in the proceeds of the transaction on an as converted basis, and as a result would potentially receive a much lower distribution for their investment than shareholders of the Company.

Noteholders may receive a less favorable conversion price due to increases to the option pool in connection with the Next Financing. Increases to the option pool in connection with the Next Financing are excluded from the calculation of a conversion price, which may lead to noteholders getting a less favorable conversion price.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

If an event that triggers conversion of the Convertible Notes has not occurred upon Maturity, the Notes will remain outstanding unless a principal majority of the Noteholders elect to demand repayment of the Notes. In the event that the Convertible Notes remain outstanding upon maturity, the Required Holders, defined as holders of Notes representing at least a majority of the principal of the Notes outstanding, may demand that the Company (i) repay the outstanding principal under the Convertible Promissory Note and (ii) pay any accrued interest thereon. In the event that Requisite Holders do not elect to demand repayment upon Maturity, the Notes will remain outstanding until the Requisite Holders elect repayment or there is an occurrence of event that triggers conversion (as defined in the Convertible Promissory Note). Please see the Convertible Promissory Note Subscription Agreement in the Data Room for additional detail.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
› ▢ Financials (3 files)	Sep 30, 2022	Folder
› ▢ Fundraising Round (1 file)	Sep 30, 2022	Folder

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ▢ Financials (3 files)	Sep 30, 2022	Folder
▢ Financial Projections	Apr 12, 2022	Document
▢ Reviewed Financial Summary '20-'21	Apr 12, 2022	Document
▢ 2022 Financials		Document
⟩ ▢ Fundraising Round (1 file)	Sep 30, 2022	Folder
▢ Current Capitalization Table	Apr 12, 2022	Document
⟩ ▢ Investor Agreements (1 file)	Sep 30, 2022	Folder
▢ Purchase Agreement	Apr 12, 2022	Document
⟩ ▢ Miscellaneous (4 files)	Sep 30, 2022	Folder
▢ Fee Notice	Apr 12, 2022	Document
▢ Company Bylaws		Document
▢ Escrow Agreement		Document
▢ Certificate of Conversion and Incorporati...		Document

EXHIBIT E
Video Transcript

Video Link: https://youtu.be/QHG4A6XgS_k

JOSH

Hi, I'm Josh Abady, a former poker pro and teacher. And now, I'm the Co-Founder and CEO here at Manna.

We started manna 3 years ago with one simple belief: that cooking at home should be easy for everyone.

As an avid home cook with IBS, I have complex, and often frustrating, dietary restrictions. Before Manna, I would go to my favorite website to find a recipe, but then have no easy way to save it, customize it for my diet or shop for the ingredients. It's tedious and it doesn't have to be.

We started our business on a mission to change the way people discover, cook, and shop for food. And that's exactly what we did.

We built an incredible app that empowers people to discover recipes, customize them to their needs and buy groceries – all in one place.

RACHEL

Hi, I'm Rachel Abady, former editor for The New York Times and Vox Media – now I'm the Co-Foudner and CMO here.

People love Manna! We were recently voted the #1 new app on Product Hunt and our community of almost ten thousand home cooks is alive and still growing.

But we're just getting started. We have an even bigger opportunity in the B2B space for our business to scale beyond an app.

Imagine a world where you can shop for ingredients directly from your favorite recipe sites? With Manna, now you can.

Using our proprietary tech, we can help publishers make any recipe instantly shoppable directly from their own websites.

Our goal is to connect people with recipes, community and convenience.

GUY

Hi, I'm Guy Greenstein, Co founder and CTO, I am a computer scientist and app developer and I built all of Manna's technology from scratch. I love to create tools that make life easier.

At Manna, We built cutting edge data structures to standardize any recipe down to its core components: – ingredients, directions, cook time – and much more.

We're here to improve the next wave of consumer behavior and make the daily act of feeding yourself better.

Using Manna's technology, we can take any digital recipe and make it instantly shoppable.

For publishers this means recipe standardization across all their websites, new revenue streams, and rich data on which recipes and ingredients are best serving their customers.

For home cooks this means seamlessly going from "What do I cook for dinner?" directly to check out, all on one website.

<mark>*JOSH*</mark>

We took a dream, and built it into a concept, a prototype, and ultimately an app loved by thousands of people.

We topped the Product Hunt charts, established a stellar advisory board, partnered with celebrity chef David Burke and major food YouTubers, raised Angel & crowdfunding capital, and graduated from a top-tier incubator program at Interplay Ventures.

The market is ready and so are we. We're looking for investors and partners who share our vision, to improve the home cooking experience and make any recipe instantly shoppable online with just a click. Why don't you join us.

EXHIBIT F
Testing The Waters Outreach

 

  
Home   My Network   Jobs



Rachel Abady

Co-Founder at Manna Cooking | Brand Partnerships at Atlas Obscura

+ Follow

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Rachel Abady • 2nd   **+ Follow** •••
Co-Founder at Manna Cooking | Brand Partnerships at Atlas O...
1d • Edited • 🌐

Manna Cooking is fundraising again!

For the past few months, we've been working on what our technology can do beyond the app. We're thrilled with the app's reception – especially hitting #1 on **Product Hunt** – but there's an even bigger B2B opportunity.

The campaign is going live later this month and we're partnering with a leading equity crowdfunding platform for our upcoming round!

Read more about it in **Josh**'s post below and sign-up to learn more here: **https://lnkd.in/eiDQEWix**

CC: **Guy Greenstein**, **David Greenstein**

#crowdfunding #community #fundraising #seedfunding #startup #equitycrowdfunding #venturecapital #b2b #capital #startupcommunity #crowdfundingcampaign



Josh Abady (何家华) • 3rd+   **+ Follow**
2d • Edited • 🌐

The news has arrived! We're launching something BIG at Manna!

I'm excited to announce that we are partnering with a leading equity crowdfunding platform for our upcoming raise! The campaign is not live yet - but

 

  

Home   My Network   Jobs

Fundraising is great, but why is it big news? For the past few months, we've been working on what our technology can do beyond the Manna app. We're thrilled with the app's reception (especially hitting #1 on Product Hunt), but there's an even bigger B2B opportunity.

Manna's superpower is streamlining and connecting the home cooking and shopping journey. Our technology empowers people to find recipes, click a button, and get their groceries – all from one place. We help you get from "What should I eat?" to cooking dinner, quickly and smoothly. Our mission remains the same: to make any recipe you see shoppable. But on a much bigger scale.

We're talking to the recipe publishers we all know and love to use Manna's technology to make their recipes shoppable, directly from their websites. No more looking at content and manually making a shopping list. We believe that any recipe content destination online should also be a grocery shopping destination.

If you want to stay up to date with our upcoming raise, fill out the Google Form linked here:

https://lnkd.in/eiDQEWix

Thanks again for listening,
Josh

#crowdfunding #fundraising #startup #business #Manna #news #seed #foodtech #food #recipes #recipe #updates #update #founder #Linkedin #like #comment #share

Disclaimer: Manna Inc is Testing the Waters to gauge market demand from potential
investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of
securities will be made or commitment to purchase accepted until qualification of the offering
statement by the Securities and Exchange Commission (The Commission) and approval of any
other required government or regulatory agency. An indication of interest made by a prospective
investor is non-binding and involves no obligation or commitment of any kind. No offer to buy
securities can be accepted and no part of the purchase price can be received without an offering
statement that has been qualified by The Commission.